UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-38758
NOTIFICATION OF LATE FILING	CUSIP NUMBER 29350E104

(Check one):	[] Form 10-K	Form 20-F	Form 11-K	✓	Form 10-Q	Form 10-D	Form N-CEN	Form N-CSR

For Period Ended:	September 30, 2022

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Enochian Biosciences Inc.
Full Name of Registrant

Former Name if Applicable

1927 Paseo Rancho Castillo
Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90032
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Enochian Biosciences Inc., a Delaware corporation (the “Company”), is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (the “Form 10-Q”).

The Company could not complete the filing of its Quarterly Report on Form 10-Q for the period ended September 30, 2022, due to a delay in obtaining and compiling information required to be included in the Company’s Form 10-Q, which delay could not be eliminated by the Company without unreasonable effort and expense. In particular, certain third-party valuation work could not be completed prior to the filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Luisa Puche, CFO	(305)	918-1980
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes			No ✓
The Company has not filed its Annual Report on Form 10-K for the fiscal year ended June 30, 2022.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes			✓ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s Annual Report on Form 10-K for the year ended June 30, 2022 has not yet been filed and therefore at this time the Company is unable to estimate its results of operations for the period covered by the Form 10-Q for the quarter ended September 30, 2022.

ENOCHIAN BIOSCIENCES INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2022	By:	/s/ Luisa Puche
Luisa Puche
Chief Financial Officer